Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

Information Circular IC16-056 October 21, 2016

32nd FIA Expo in Chicago Wraps Up

➢             Yesterday, Andy Lowenthal, Senior Vice President of Business Development at CBOE (right), joined other options exchange executives to discuss the state of the industry on the “Evolving Equity Options Market” panel at the 32nd annual Futures Industry Association conference in Chicago.  The event drew more than 5,000 financial industry participants.

➢             For a recap of the expo, visit http://expo2016.fia.org.

Quarterly Rebalance of Option Class Tiers

➢             CBOE will rebalance the option class appointment cost tiers, excluding the “AA” tier, for the fourth quarter, based on third-quarter national average daily volume (ADV).

➢             Market-Makers and/or Market-Maker affiliated firms will have until 3:30 p.m. CT on Monday, October 31, to adjust their appointments and/or number of Market-Maker Trading Permits as necessary so their aggregate appointment cost is equal to or less than their net appointment credits. Otherwise, the exchange will automatically issue to Market-Makers and/or Market-Maker affiliated firms the requisite number of Market-Maker Trading Permits to meet this standard, and those firms will be billed accordingly. The rebalancing using third-quarter data will take effect Tuesday, November 1, the first business day of the month.

➢             For details, see CBOE Regulatory Circular RG16-165.

CBOE Vest Launches CBOE Vest Defined Distribution Strategy Fund (VDDIX)

➢             On Tuesday, CBOE Vest, an investment manager focused on Target Outcome Investment strategies, announced it has launched the CBOE Vest Defined Distribution Strategy Fund (VDDIX).

➢             VDDIX seeks to generate consistent monthly distributions, non-correlated to equity or bond markets, of 5.25% annualized over the one-month Treasury yield, before fees and expenses, while preserving capital over the long term.

➢              VDDIX is the second mutual fund announced by CBOE Vest, following the August launch of the CBOE Vest S&P 500 Buffer Protect Strategy Fund (BUIGX).

➢              To learn more, read the press release or visit https://www.cboevestfunds.com.

CBOE Vector Update

➢             CBOE Holdings has announced that it has entered into an agreement with Bats Global Markets (Bats) to acquire Bats. In light of this announcement, CBOE Futures Exchange (CFE) now expects to migrate CFE’s trading system onto the Bats trading platform following an integration period after the closing of the transaction. CFE will provide further information regarding this expected migration following the closing of the transaction.

➢             In order to avoid redundant work by Trading Privilege Holders (TPHs) and vendors to connect to and conduct testing for both the Vector trading system and the Bats trading platform as modified for CFE, CFE is putting on hold the launch of Vector, and TPH and vendor testing and certification for Vector with CFE.

➢             For details, read CFE Information Circular IC16-038.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC16-056 October 21, 2016

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June

30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC16-056 October 21, 2016

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its

2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com